UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               BIO-LIFE LABS, INC.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   09059S-10-9
                                 (CUSIP Number)

                              Gary Schonwald, Esq.
                                Reitler Brown LLC
                 800 Third Avenue, New York, New York 10022-4834
                                 (212) 209-3090
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 14, 2005
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09059S-10-9

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1)       Name of Reporting Person - I.R.S. Identification No. of person
         (entities only). Vertical Capital Partners, Inc.
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
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3)       SEC Use Only

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4)       Source of Funds (See Instructions) WC

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5)       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)............................................... [  ]
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6)       Citizenship or Place of Organization
         Delaware
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                   7)       Sole Voting Power
NUMBER                      14,000,000
OF SHARES          -------------------------------------------------------------
BENEFICIALLY       8)       Shared Voting Power
OWNED BY                    0
EACH               -------------------------------------------------------------
REPORTING          9)       Sole Dispositive Power
PERSON WITH                 14,000,000
                   -------------------------------------------------------------
                   10)      Shared Dispositive Power
                            0
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         14,000,000
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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
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13)      Percent of Class Represented by Amount in Row (11)
         20 %
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14)      Type of Reporting Person (See Instructions) CO
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

Item 1.  Security and Issuer.

         This statement (this "Statement") relates to the common stock, par value $0.0001 per share ("Common Stock") of BIO-LIFE LABS, INC., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16 Concord, El Paso, Texas 79906.

Item 2.  Identity and Background.

         (a) This Statement is being filed by Vertical Capital Partners Inc. ("Vertical Capital Partners"), a New York Corporation.

         (b) The business address of Vertical Capital Partners is 488 Madison Avenue, Suite 802, New York, New York 10022.

         (c) Vertical Capital Partners is an investment banker and engages in the business of investment related activities.

         (d)-(e) Vertical Capital Partners has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On or about February 9, 2005, Vertical Capital Partners subscribed to acquire 14,000,000 shares of Common Stock of the Issuer at a purchase price of $.0001 per share. pursuant to a investment banking agreement between the Issuer and Vertical Capital Partners. To date, Vertical Capital Partners has subscribed, but has not been issued the 14,000,000 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

         The Issuer made an offering (the "Offering") of shares of its Common Stock to five individuals. The Offering was made by the Issuer in reliance on exemptions from the registration requirements, including, but not limited to
Section 4(2) of the Securities Act of 1933, as amended. Vertical Capital Partners subscribed to purchase 14,000,000 shares of Common Stock of the Issuer in the Offering.

         Except as otherwise described herein, Vertical Capital Partners does not have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.

Item 5.  Interest in Securities of the Issuer.

         (a) At the date of this Statement, Vertical Capital Partners beneficially owns approximately 20 % or 14,000,000 shares of Common Stock of the Issuer. Such beneficial ownership percentage is based upon 69,500,000 shares of Common Stock issued and outstanding as of February 9, 2005.

         (b) Vertical Capital Partners has sole disposition and voting power with respect to all 14,000,000 shares of Common Stock.

         (c) Other than the Offering, no other transactions in the Common Stock were effected by Vertical Capital Partners in the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Vertical Capital Partners and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 14, 2005

                                        VERTICAL CAPITAL PARTNERS, INC.


                                        By: /s/ Robert Fallah
                                            ------------------------------------
                                            Robert Fallah, Co-Chairman